MILLAR WESTERN FOREST PRODUCTS LTD.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                    for the Three Months Ended March 31, 2007

Results of Operations
---------------------

The following table sets out our financial results for the three months ended March 31, 2007, and the comparable quarters in 2006.


                                                                                      Three months ended
                                                                     Mar. 31/06           Dec. 31/06           Mar. 31/07
                                                                 --------------------------------------------------------------
                                                                                         (in millions)
Revenue
  Lumber                                                            $   33.5            $   26.2              $   27.2
  Pulp                                                                  43.1                37.0                  47.1
  Corporate and other                                                    1.8                 1.5                   1.4
                                                                 --------------------------------------------------------------
Total                                                               $   78.3            $   64.7              $   75.7
Operating earnings (loss)
  Lumber                                                                 0.2                25.3                  (5.2)
  Pulp                                                                   3.8                 5.3                   6.6
  Corporate and other                                                   (2.3)               (5.7)                 (2.3)
                                                                 --------------------------------------------------------------
Total                                                               $    1.6            $   24.9              $   (0.9)

Financing expenses - net                                                (4.3)               (0.4)                 (4.3)
Unrealized exchange gain (loss) on long term debt                        0.8               (10.4)                  2.1
Other income (expense)                                                   0.0                 0.4                   3.0
Income tax (recovery)                                                   (0.6)                6.4                  (0.5)
                                                                 --------------------------------------------------------------
Net Earnings (loss)                                                 $   (1.2)           $    8.2              $    0.3
                                                                 ==============================================================

                                                                 ==============================================================
Average Exchange Rate(1)                                            $    0.866          $    0.878            $    0.854
                                                                 ==============================================================


Revenue for the quarter ended March 31, 2007 was $75.7 million, up significantly from the $64.7 million recorded in the fourth quarter of 2006 but down from the $78.3 million reported for the first quarter last year. The improvement in revenue quarter over quarter was largely due to the effect of higher sales volumes. Though improved, these volumes continued to lag behind production levels, due to logistical challenges that began in the fourth quarter of 2006 and carried on through the first quarter of 2007.

----------
(1) The average of the exchange rates on the last day of each month during the year indicated. Such exchange rates are based on the noon buying rate in the city of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

For both the lumber and pulp segments, per-unit manufacturing costs improved quarter over quarter and year over year. Unfortunately, the logistics challenges that affected sales volumes also resulted in higher transportation costs for both segments, compared to the first and fourth quarters of 2006.

Financing expenses for the quarter were $4.3 million, consistent with the first quarter of 2006, but higher than the $0.4 million recorded in the fourth quarter of 2006, which had included $4.2 million of interest income received on the recovery of softwood lumber duties.

Although the average exchange rate of $0.854 for this quarter was $0.024 lower than that recorded in the previous quarter, the rate rose to $0.866 on March 31, 2007, resulting in an unrealized exchange gain of $2.1 million on our long-term debt.

Other income included exchange gains on the translation of U.S.-dollar working capital balances at the end of the quarter and a $2.4 million adjustment for loan advances received during the quarter, which was greater than the fair value of the related loan obligation.

After a $0.5 million provision for income tax recovery, the quarter's earnings were $0.3 million. This was an improvement over the $1.2 million loss in the first quarter of 2006, but a sharp decline from earnings of $8.2 million in the fourth quarter, the strength of which reflected the recovery of $31.8 million in lumber duties.


Lumber
------

                                                                            Three months ended
                                                          Mar. 31/06           Dec. 31/06            Mar. 31/07
                                                      ---------------------------------------------------------------

Production-SPF-mmfbm                                          93                  83                     87
Shipments -SPF-mmfbm                                          86                  85                     89
Benchmark price -SPF#2&Better-US per mmfbm               $   344             $   245                $   253

Sales - millions                                         $    33.5           $    26.2              $    27.2
EBITDA(2) - millions                                     $     2.4           $    27.4              $    (2.9)
EBITDA margin - %                                              7%                105%                      --

Operating Earnings (loss) - millions                     $     0.2           $    25.3              $    (5.2)
Capital Expenditures - millions                          $     3.3           $     2.0              $     1.5

Revenue from the lumber segment increased by $1.0 million from the previous quarter, to $27.2 million, on marginally better product pricing. Year over year, however, the weakness in U.S. housing starts continued to have a significant negative effect on demand and prices for softwood lumber.


----------
(2) non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization.

Lumber shipments were 89 million board feet for the quarter, up from 85 million shipped in the fourth quarter of 2006 and from 86 million shipped during the same quarter last year. The benchmark price of lumber (Random Lengths SPF) increased slightly, from $245 to $253 per thousand board feet, but remained significantly lower than the $344 per thousand board feet averaged in the first quarter of 2006.

As a result of capital investments and productivity improvements at both the Boyle and Whitecourt sawmills, the lumber segment cost of sales trended lower, down from an average of $360 per thousand board feet in the fourth quarter of last year to an average of $338 per thousand this quarter. The cost of sales included a lumber inventory write-down of $1.0 million, due to the product mix in inventory at the end of the quarter.

For the quarter ended March 31, 2007, the lumber segment reported an operating loss of $5.2 million. The significant decrease from the $25.3 million earned in the fourth quarter of 2006 reflected the impact of the $31.8 million in lumber duties recovered in that period.

The major capital expenditure for the period was the building of an additional dry kiln at our Whitecourt operation, a project aimed at bringing finishing capacity in line with increased production capacity.


Pulp
----

                                                                         Three months ended
                                                       Mar. 31/06           Dec. 31/06            Mar. 31/07
                                                   ------------------- ---------------------- --------------------

Production-thousands of tonnes                             78                  73                     74
Shipments -thousands of tonnes                             78                  58                     72
Benchmark price -NBSK, US per tonne                   $   618             $   730                $   755
Benchmark price - BEK, US per tonne                   $   608             $   667                $   670

Sales - millions                                      $    43.1           $    37.0              $    47.1
EBITDA(2) - millions                                  $     5.5           $     7.9              $     9.2
EBITDA margin - %                                          13%                 21%                    20%

Operating Earnings - millions                         $     3.8           $     5.3              $     6.6
Capital Expenditures - millions                       $     0.3           $     0.2              $     0.0

First quarter revenue from the pulp segment increased by $10.1 million over the fourth quarter, to $47.1 million, an improvement reflecting slightly better pricing and significantly improved shipments. Logistics issues, including a CN rail strike, continued to affect shipments during the quarter, resulting in an increase in inventory. With demand in the BCTMP sector of the pulp marketplace remaining strong, much of our inventory was sold and awaiting shipment through the Port of Vancouver. Shipments were expected to return to more normal levels in the second quarter, with the transportation situation slowly improving. Pulp prices continued to improve, but the margin between Softwood (NBSK) Kraft and Hardwood (BEK) Kraft, which BCTMP prices track, continued to widen.

Pulp cost of sales increased by $20 per metric tonne, primarily due to increased transportation costs associated with the logistical challenges experienced during the period.

As a result of increased shipments and higher mill net returns, and despite higher cost of sales, operating earnings from the pulp segment increased to $6.6 million in the quarter, up $1.3 million from the previous quarter and $2.8 million from the same period last year.


Corporate and Other
-------------------

                                                                            Three months ended
                                                          Mar. 31/06            Dec. 31/06            Mar. 31/07
                                                      ------------------- ----------------------- --------------------

Revenue                                                  $    1.8            $    1.5                $    1.4
EBITDA(2)                                                $   (1.9)           $   (5.2)               $   (1.9)
Operating Loss                                           $   (2.3)           $   (5.7)               $   (2.3)
Capital Expenditures                                     $    0.0            $    0.0                $    0.7

Revenue from corporate and other activities, which consisted primarily of fees earned under marketing and administrative service agreements with the Meadow Lake pulp mill, was similar to revenue generated from these activities for the comparable periods in 2006.

The Meadow Lake pulp mill was sold to new owners on January 22, 2007. The sale did not include finished product inventory and, thus, marketing and administrative services provided to Meadow Lake continued through the period. The provision of marketing and administrative services will come to an end as the remaining inventory is sold over the next two quarters, and this will conclude our business relationship with the Meadow Lake mill.

The quarter's operating loss of $2.3 million in this segment was comparable to the same period in 2006, and a decrease of $3.4 million from the previous quarter, which was subject to a profit share accrual of $4.2 million.


Income Taxes
------------

Operating results for the quarter were subject to income and capital taxes at a statutory rate of 39.5%. The effective tax rate for the quarter varied significantly from the statutory rate, primarily as a result of the manufacturing and processing deduction, and the non-taxable portion of unrealized exchange gains.

Liquidity and Capital Resources
-------------------------------

                                                                                  Three months ended
                                                                 Mar. 31/06           Dec. 31/06           Mar. 31/07
                                                             --------------------------------------------------------------
                                                                                     (in millions)
Cash                                                            $      9.1          $     65.0            $     35.9
Current Assets                                                  $    155.4          $    180.0            $    191.7
Current Liabilities                                             $     51.5          $     50.3            $     53.4
Ratio of Current Assets to Current Liabilities                         3.0                 3.6                   3.6
Long Term Debt                                                  $    220.5          $    236.3            $    236.7
Shareholder's Equity                                            $     43.2          $     89.0            $     89.3

Selected Cash Flow Items
Operating Activities:
Cash provided before change in working capital                  $      3.1          $     29.2            $      3.7
Change in non-cash working capital                              $    (34.0)         $      3.4            $    (35.6)

Investing Activities:
Additions to property plant and equipment                       $     (3.7)         $     (2.1)           $     (2.2)
Other                                                           $      0.0          $      0.1            $      0.1

Financing Activities:
Advances of long term debt                                      $      0.0          $      0.0            $      5.1
Repayment of long term debt                                     $      0.0          $     (0.1)           $     (0.1)

                                                             --------------------------------------------------------------
Increase (decrease) in cash                                     $    (34.6)         $     30.5            $    (29.0)
                                                             ==============================================================


For the quarter ended March 31, 2007, the company generated $3.4 million of cash from operations, an increase of $0.3 million from the same period one year ago and an increase of $6.0 million from the fourth quarter of 2006, after adjusting for the duty return.

The working capital draw in the first quarter, which primarily reflected the seasonal build-up of log inventory, was $1.3 million higher than in the same period last year, mainly due to an increase in finished product inventories related to transportation issues and the payment of income taxes due for the 2006 tax year.

Capital expenditures were $2.2 million, consistent with the previous quarter and $1.5 million lower than in the same period one year ago.

During the quarter, we received loan advances of $5.1 million in connection with the 2006 sale and purchase of power purchase rights.

The result was a $29.0 million use of cash during the period, a $5.6 million improvement over the same period last year, but a significant decline from the $30.5 million in cash generated in the previous quarter.

At March 31, 2007, we had a cash balance of $35.9 million, compared to a cash balance of $65.0 million at the beginning of the period. An additional $30.0 million was available under our revolving credit facility, of which $2.1 million was committed for standby letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by economic conditions and by currency fluctuations, market price changes and other factors, many of which are beyond our control.